Exhibit 99.1

Fang Holdings Announces Receipt of Non-Binding “Going Private” Proposal

BEIJING, September 4, 2023 (GLOBE NEWSWIRE) -- Fang Holdings Limited (OTC: SFUNY) (“Fang” or the “Company”), a leading real estate Internet portal in China, today announced that its board of directors (the “Board”) has received a preliminary non-binding proposal letter (the “Proposal Letter”), dated September 4, 2023, from Mr. Jiangong Dai (“Mr. Dai” or the “Proposing Buyer”), proposing to acquire all outstanding Class A ordinary shares (the “Class A Shares”) and Class B ordinary shares (the “Class B Shares”) (collectively, the “Shares”) of the Company, including Class A Shares represented by American depositary shares (the “ADSs”, each Class A ordinary share representing ten ADSs), that are not currently owned by the Proposing Buyer in a “going-private” transaction at a proposed purchase price of US$0.619 per Class A Share or US$6.19 per ADS in cash.

According to the Proposal Letter, the US$6.19 per ADS price represents a premium of approximately 210% to the closing price of the ADSs on September 1, 2023 and a premium of approximately 25% to the volume-weighted average closing price of the ADSs during the last 30 trading days prior to the date that the NYSE suspended the trading in the company’s ADSs.

According to the Proposal Letter, the Proposing Buyer intends to finance the proposed acquisition with cash on hand. A copy of the Proposal Letter is attached hereto as Annex A.

The Board intends to form a special committee of independent and disinterest directors to consider the proposed transaction and make a recommendation to the Board. The Board expects that the special committee will retain independent legal and financial advisors to assist in its review of the proposed transaction.

The Board cautions the Company’s shareholders and others considering trading the Company’s securities that the Board has just received the Proposal Letter and has not had an opportunity to carefully review and evaluate the proposal or make any decision with respect to the Company’s response to the proposal. There can be no assurance that any definitive offer will be made, that any agreement will be executed or that this or any other transaction will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to this or any other transaction, except as required under applicable law.

About Fang

Fang operates a leading real estate Internet portal in China in terms of the number of page views and visitors to its websites. Through its websites, Fang provides primarily marketing, listing, leads generation and financial services for China's fast-growing real estate and home furnishing and improvement sectors. Its user-friendly websites support active online communities and networks of users seeking information on, and value-added services for, the real estate and home furnishing and improvement sectors in China. Fang currently maintains approximately 70 offices to focus on local market needs and its website and database contains real estate related content covering 658 cities in China. For more information about Fang, please visit http://ir.fang.com.

Safe Harbor Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. There can be no assurance that the Company will make any definitive offer to CIH, that any definitive agreement relating to the Company’s proposal will be entered into between the Company and CIH, or that a transaction based on the Company’s proposal or any other similar transaction will be approved or consummated.

Annex A

September 4, 2023

Board of Directors (the “Board”)
Fang Holdings Limited
Tower A, No. 20 Guogongzhuang Middle Street
Fengtai District, Beijing 100070
People’s Republic of China

Dear Members of the Board:

I, Jiangong Dai, Chairman of the Company, am pleased to submit this preliminary nonbinding proposal to acquire all outstanding Class A ordinary shares (the “Class A Shares”) and Class B ordinary shares (the “Class B Shares”, together with Class A Shares, the “Shares”) of Fang Holdings Limited (the “Company”), including Class A Shares represented by American depositary shares (“ADSs”, each Class A ordinary share representing ten ADSs), that are not currently owned by me in a going-private transaction at a purchase price of US$0.619 per Class A Share or US$6.19 per ADS.

The proposed purchase price represents a premium of approximately 210% to the closing price of the ADS on September 1, 2023, the last trading day prior to the date hereof and a premium of approximately 25% to the volume-weighted average closing price of the ADSs during the last 30 trading days prior to the date that the NYSE suspended the trading in the company’s ADSs.

I agree that the Company’s board of directors should appoint a special committee of independent and disinterest directors to consider my proposed transaction and make a recommendation to the Board. I further agree that the special committee shall retain its own independent legal and financial advisors to assist in its review of our proposed transaction. I will not move forward with the transaction unless it is approved by such special committee.

I currently intend that following completion of the proposed transaction, the Company’s business will continue to be run in a manner that is generally consistent with its current operations.

Given my knowledge of the Company, I am in a position to complete the transaction in an expedited manner and to promptly enter into discussions regarding a merger agreement with the special committee and its advisors providing for the acquisition of the remaining Shares. I expect that the merger agreement will provide for representations, warranties, covenants and conditions that are typical, customary and appropriate for transactions of this type. I intend to fund the proposed transaction with cash on hand. Accordingly, the proposal would not be subject to any uncertainty or delay with respect to any debt financing, and the proposed transaction will not be subject to a financing condition.

Due to my obligations under the securities laws, I intend to timely file a Schedule 13D amendment with the Securities and Exchange Commission to disclose this proposal.

However, I am sure that you will agree with me that it is in all of our interests to ensure that we otherwise proceed in a strictly confidential manner, unless otherwise required by law, until we have executed a definitive merger agreement relating to the proposed transaction or terminated our discussions.

This letter constitutes only a preliminary indication of my interest and does not constitute any binding commitment with respect to the transactions proposed in this letter or any other transaction. No agreement, arrangement or understanding between me and the Company relating to any proposed transaction will be created until such time as definitive documentation has been executed and delivered by me and the Company and all other appropriate parties.

I believe that my proposal represents an attractive opportunity for the Company’s shareholders to receive a significant premium to the current and recent prices of the ADSs. I welcome the opportunity to meet with the special committee and/or its advisors to discuss my proposal.

Should you have any questions regarding this proposal, please do not hesitate to contact me. I look forward to hearing from you.

[signatures page follows]

Sincerely,

/s/ Jiangong Dai
Name: Jiangong Dai

For investor and media inquiries, please contact:

Fang Investor Relations

Email: ir@fang.com